Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Olin Corporation
Commission File No.:  1-01070

The following excerpts are from Olin Corporation’s First Quarter 2015 Earnings Conference Call, hosted on April 28, 2015:

Joseph Rupp - Olin Corporation - Chairman & CEO

. . .

The first quarter of 2015 was a significant one for Olin. We announced a transformational transaction to acquire a significant portion of Dow Chemical’s chlor alkali and downstream derivative businesses.

. . .

We continue to expect segment earnings in all three businesses to improve in 2015, compared to 2014. I’ve never been more optimistic about the prospects for Olin. Our recently announced agreement to acquire a significant portion of Dow’s chlor alkali and downstream derivatives businesses will create a broader, long-term business platform with significant synergy and growth opportunities.

The Dow businesses are complementary to our existing assets, and will create an industry-leading Chlor Alkali and Chlorine derivatives company with significant scale. Olin will be less cyclical, as we expand from three primary chlorine products that we have today, through acquiring these businesses that will put chlorine into 18 products. The opportunity for Olin to combine its Chlor Alkali operations with Dow’s businesses allows us to take our business to the next level. These complementary assets will provide substantial opportunities to optimize and enhance the operating capabilities and financial returns on these assets, which is expected to lead to significant incremental shareholder value.

. . .

Frank Mitsch - Wells Fargo Securities, LLC - Analyst

Hey, Joe, I know it’s only been a month, but I have to ask, what your latest and greatest thoughts are on the RMT with Dow? Where do you think the approval processes stand? When do you think that you may be able to finish it up, and has there been anything positive or negative that has surfaced over the past month, as you’ve gone through this process?

Joseph Rupp - Olin Corporation - Chairman & CEO

I would say only positive going -- as we continue to look at the future for the combined entity, Frank. From a transaction perspective as we talked about, it will close in the late third quarter, sometime in the fourth quarter. You have the three things of regulatory approvals, the tax approval, Olin shareholder vote, and the financing, all the stuff that has to happen before we close. But we’re fully confident it’s going to close this fall, so, and looking forward to that moment.

. . .

Herb Hardt - Monness, Crespi, Hardt & Co. - Analyst

Good morning. My question relates to the combined entities. Once the transaction with Dow takes place, how much of your product will be outside the US?

Joseph Rupp - Olin Corporation - Chairman & CEO

About 35% -- ?

Todd Slater - Olin Corporation - VP & CFO

Of our revenue will be outside --

John McIntosh - Olin Corporation - SVP of Chemicals (Multiple Speakers)

Yes, outside of the US.

Herb Hardt - Monness, Crespi, Hardt & Co. - Analyst

35% of the chlorine costs outside. Okay, great. Thank you very much.

John Fischer - Olin Corporation - President & COO

No, 35% of the revenue of the combined entity will be outside the United States.

Joseph Rupp - Olin Corporation - Chairman & CEO

Right.

Herb Hardt - Monness, Crespi, Hardt & Co. - Analyst

Great. Thank you very much.

Joseph Rupp - Olin Corporation - Chairman & CEO

You’re welcome.

. . .

John Roberts - UBS - Analyst

Thank you. Have you said anything yet, in terms of how you tend to be -- you intend to be organized, once you close the Dow transaction, how many segments you might have? I know Winchester will still be separate, but on the Chemical side, how do you think you’ll be structured?

Joseph Rupp - Olin Corporation - Chairman & CEO

John, we have not made any public statements with regard to that. As you know, we’re still dealing with the regulatory agencies, et cetera, but at the appropriate time, we will talk about that.

John Roberts - UBS - Analyst

Okay. Thank you.

Joseph Rupp - Olin Corporation - Chairman & CEO

You’re welcome.

Operator

Our next question comes from James Finnerty of Citigroup. Please go ahead.

James Finnerty - Citigroup - Analyst

Good morning.

Joseph Rupp - Olin Corporation - Chairman & CEO

Good morning.

James Finnerty - Citigroup - Analyst

Just one quick credit question. In terms of the balance sheet, I believe you’ve stated where you would like to get leverage over time. But in the longer-term, would you target investment grade ratings, and do you think this -- your business mix would warrant that from the agencies?

John Fischer - Olin Corporation - President & COO

I think we believe that over the long haul after the Dow acquisition is complete, and we worked through the capital spend, and we talked about that’s incremental to achieve synergies in the transition costs, we would be in a position to achieve investment grade -- (multiple speakers) -- metrics for sure, and we’d have to see.

James Finnerty - Citigroup - Analyst

Okay.

John Fischer - Olin Corporation - President & COO

We’re not going to run the business on the basis of achieving investment grade rating.

James Finnerty - Citigroup - Analyst

And if the agencies asked, would -- if the agencies asked if you want to obtain change investment grade ratings, if that is was a strategic objective, would the answer be yes or no?

John Fischer - Olin Corporation - President & COO

The answer would be, we aspire to run the business with investment-grade metrics.

James Finnerty - Citigroup - Analyst

Got you. And just one follow-up. I know this question was asked on the March call. But I know the Winchester segment will be part of Olin for the next two years post the transaction. But longer-term, is there potential for that to be no longer a part of Olin, because in the past you’ve stated that, if the right transaction came along, and it was big enough that you would consider divesting of Winchester?

Joseph Rupp - Olin Corporation - Chairman & CEO

The key part of that, was we would get rid of it, if we needed it, to help finance the transaction.

James Finnerty - Citigroup - Analyst

True.

Joseph Rupp - Olin Corporation - Chairman & CEO

It turns out, we don’t need it to finance the transaction. And I think it is always an option for us. But as we’ve said, it’s got a low tax basis. So the real issue there is to make sure that we would make a value-creating transaction. So that’s certainly something, we will always think about.

John Fischer - Olin Corporation - President & COO

But it is performing at a very high level.

James Finnerty - Citigroup - Analyst

Okay. Thanks very much.

Joseph Rupp - Olin Corporation - Chairman & CEO

Thank you.

. . .

Forward-Looking Statements

This communication includes forward-looking statements.  These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate.  These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s  chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition.

The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,”, “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control.  Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to:  factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s  chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s  chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s  chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014.  The forward-looking statements should be considered in light of these factors.  In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

 Additional Information and Where to Find It
In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4 containing a prospectus and Olin will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and proxy statement (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation
This communication is not a solicitation of a proxy form any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 27, 2015. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.